Exhibit 99.1

Super Group Reports Full-Year 2021 Financial Results

•	FY 2021 Revenue up 45% year-over-year to €1.32 billion

•	FY 2021 Profit for the year up 58% year-over-year to €235.9 million

•	FY 2021 Adjusted EBITDA of €289.5 million, a 60% increase from prior year

•	Management to host conference call today at 8:30 a.m. ET

New York, NY – April 13, 2022 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC” or “Super Group”), the parent company of Betway, a leading online sports betting and gaming business, and Spin, the multi-brand online casino, today announced full-year 2021 financial results for its operating subsidiary, SGHC Limited. Super Group completed a business combination on January 27, 2022, with Sports Entertainment Acquisition Corp. as a result of which all of the shareholders of SGHC Limited also exchanged their shares for shares of Super Group in a pre-closing reorganization. Prior to January 27, 2022, SGHC did not conduct any operations other than incurring costs to effect the reorganization and business combination. The results herein reflect the results of SGHC Limited for the full-year 2021 acquiring 100% of the equity interests of SGHC Limited in the business combination.

Neal Menashe, CEO of Super Group, commented: “We are delighted to report strong growth and profitability in 2021, demonstrating the successful execution of our global growth strategy. We are, as ever, grateful to our dedicated global team that have delivered this outstanding financial performance. We listed on the New York Stock Exchange at the start of 2022, a major landmark for Super Group after two decades of leadership in more than 20 markets around the world. We expanded on our partnerships throughout the year and our portfolio now stands in excess of 70 active deals in 17 different countries. These include major sporting brands and teams, notably in the National Hockey League, the National Basketball Association and the Association of Tennis Professionals. With an eye on our growth and profitability profile, we couldn’t be more excited to execute on our plans in 2022 and beyond.”

Full-Year 2021 Financial Highlights

The financial highlights are a summary from the financial statements. This includes the various acquisitions related to the reorganization at various times, over a period of three years.

Over the last three years the business conducted a reorganization by combining existing, stand-alone companies into the newly formed Super Group.

These acquisitions took place at different dates across the three-year period - as a result of this and other factors, Super Group’s results of operations and financial position may not be comparable from year to year. See below “Reorganization Timeline” for an overview of timings of the acquisitions related to the reorganization.

•

Revenue increased 45% to €1.32 billion for 2021 from €908 million in the prior year. The increase in revenue was primarily attributable to strong organic growth in most markets, despite impacts from tightening of regulations in some European markets or, in some cases, ceasing operations in a particular market.

•	Profit for the year was €235.9 million compared to €149.2 million in the prior year.

•	EBITDA, a non-GAAP measure, increased 46% to €314.5 million compared to €215.8 million in the prior year.

•	Adjusted EBITDA, which excludes transaction costs and gains on derivative contracts and bargain purchases, increased 60% to €289.5 million compared to €180.8 million in the prior year.

•	Monthly Average Customers for the year increased by 75% from 1.50 million in 2020 to 2.62 million in 2021.

Cash and cash equivalents increased 112% during the year, from €138.5 million at the end of 2020 to €293.8 million at the end of 2021.

Alinda van Wyk, CFO of Super Group commented: “It has been another tremendous year for Super Group, thanks to continued organic growth of the business and our ongoing expansion into new markets around the world. Despite regulatory tightening in some European markets, we exceeded our forecasts for both Revenue and Adjusted EBITDA. In addition, Super Group had another year of strong cashflow generation, which saw cash and cash equivalent balances more than double during 2021.

“We are proud of all of our teams across the globe and thank them for their efforts in delivering these results. This is a fantastic performance for Super Group’s first publicly reported year-end earnings.

“The past year has been challenging and exciting, culminating in the NYSE listing of Super Group on January 27, 2022. We are looking forward to new opportunities and challenges in the years to come.”

Business Highlights

•	In 2022, Super Group has launched in three new regulated markets, including Bulgaria.

•	Super Group signed over 30 key sponsorship agreements in 2021, with an additional nine agreements signed in 2022.

•	In 2021, Betway, the Betway brand and Spin launched in nine new regulated markets. International launches included France and Tanzania for Betway and Mexico for Spin.

•

Super Group executed a binding, conditional agreement to acquire US-based Digital Gaming Corporation (“DGC”). As of April 13, 2022 DGC is live in six U.S. states with the Betway brand (Iowa, Colorado, Indiana, Pennsylvania, New Jersey and Arizona) and has secured market access in up to 12 states. The closing of the transaction, expected in the second half of this year, is conditional on regulatory approvals and other customary closing conditions.

Disaggregation of revenue

Group revenue disaggregated by product line for the year ended December 31, 2021:

	Betway € ‘000s	Spin € ‘000s	Total € ‘000s
Online casino	228,801	629,924	858,725
Sports betting	385,368	1,814	387,182
Brand licensing	71,053	—	71,053
Other	2,530	1,168	3,698

Total Group revenue	687,752	632,906	1,320,658

Group revenue disaggregated by product line for the year ended December 31, 2020:

	Betway € ‘000s	Spin € ‘000s	Total € ‘000s
Online casino	172,093	511,311	683,404
Sports betting	161,080	293	161,373
Brand licensing	61,352	1,890	63,242

Total Group revenue	394,525	513,494	908,019

Geographical Information

SGHC’s performance can also be reviewed by considering the geographical markets and geographical locations within which the Group operates.

	2021
	Betway € ‘000s	Spin € ‘000s	Total € ‘000s
Africa and Middle East	212,027	5,350	217,377
Asia and Pacific	201,887	127,863	329,750
Europe	129,248	19,858	149,106
North America	130,683	462,969	593,652
South/Latin America	13,907	16,866	30,773

	687,752	632,906	1,320,658

	%	%	%
	Total	Total	Total
Africa and Middle East	31%	1%	17%
Asia and Pacific	29%	20%	25%
Europe	19%	3%	11%
North America	19%	73%	45%
South/Latin America	2%	3%	2%

	2020
	Betway	Spin	Total
	€ ‘000s	€ ‘000s	€ ‘000s
Africa and Middle East	30,220	8,603	38,823
Asia and Pacific	151,351	85,103	236,454
Europe	137,964	56,786	194,750
North America	71,667	348,946	420,613
South/Latin America	3,323	14,056	17,379

	394,525	513,494	908,019

	%	%	%
	Total	Total	Total
Africa and Middle East	8%	2%	4%
Asia and Pacific	38%	16%	26%
Europe	35%	11%	21%
North America	18%	68%	47%
South/Latin America	1%	3%	2%

Reorganization Timeline

Over the last three years, the business conducted a restructuring by combining existing, stand-alone companies into the newly formed Super Group.

SGHC Limited was formed on July 6, 2020.

The following transactions took place during 2019, 2020 and 2021 as part of the reorganization:

•	Pindus is the predecessor entity, and its results are reflected in the financial statements prior to July 31, 2019.

•	July 26, 2019 - Fengari was deemed to have been acquired.

•	April 1, 2020 - Pelion was deemed to have been acquired.

•	May 4, 2020 - Pelion acquired Lanester.

•	September 30, 2020 - Yakira and Gazelle were both acquired.

•	January 11, 2021 - Raging River was deemed to have been acquired.

•	April 9, 2021 - Webhost, Partner Media and Buffalo were acquired.

•	April 14, 2021 - DigiProc Consolidated was acquired.

•	April 19, 2021 - Raichu Investments was acquired.

•	On September 2, 2021 - SGHC purchased 100% of the outstanding shares of Smart Business Solutions S.A.

•	December 1, 2021 - SGHC purchased 100% of the outstanding shares in Haber Investments, and Red Interactive.

Non-GAAP Financial Information

This press release includes non-GAAP financial information not presented in accordance with the International Financial Reporting Standards (“IFRS”).

EBITDA and Adjusted EBITDA are non-GAAP company-specific performance measures that Super Group uses to supplement the Company’s results presented in accordance with IFRS. EBITDA is defined as profit for the period before depreciation, amortization, financial income, financial expense and income tax expense/credit. Adjusted EBITDA is defined as EBITDA less gain on bargain purchase and gain on derivative contracts plus transaction costs.

Super Group believes that EBITDA and Adjusted EBITDA are useful in evaluating the Company’s operating performance as they are similar to measures reported by the Company’s public competitors and are regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects.

Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses that are required by IFRS to be recorded in Super Group’s financial statements. In order to compensate for these limitations, management presents non-GAAP financial measures together with IFRS results. Non-GAAP measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results.

Reconciliation tables of the most comparable IFRS financial measure to the non-GAAP financial measures used in this press release are included below. Super Group urges investors to review the reconciliation and not to rely on any single financial measure to evaluate its business. In addition, other companies, including companies in our industry, may calculate similarly named non-GAAP measures differently than we do, which limits their usefulness in comparing our financial results with theirs.

Reconciliation of Profit to Adjusted EBITDA

	2021	2020
	€ ‘000s	€ ‘000s
Profit for the year	235,878	149,217
Income tax expense	(9,970)	429
Finance income	(1,312)	(257)
Finance expense	6,370	10,991
Depreciation and amortization expense	83,560	55,407

EBITDA	314,526	215,787
Transaction costs	7,107	—
Gain on derivative contracts	(15,830)	—
Gain on bargain purchase	(16,349)	(34,995)

Adjusted EBITDA	289,454	180,792

Webcast Details

The Company will host a webcast at 8:30 a.m. ET today to discuss the full year 2021 financial results. For ease of year-over-year comparison and analysis the Company may discuss pro-forma consolidated results, including Adjusted EBITDA, which pro-forma results are included in the 2021 Earnings Review presentation posted on Investor Relations section of SGHC.com.

Participants may access the live webcast and supplemental earnings presentation on the events & presentations page of the Super Group Investor Relations website at: https://investors.sghc.com/events-and-presentations/default.aspx.

About Super Group (SGHC) Limited

Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The group’s successful sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. For more information, visit www.sghc.com.

Contacts:

Investors:

investors@sghc.com

Media:

media@sghc.com

Source: Super Group

Forward-Looking Statements

Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

These forward-looking statements include, but are not limited to, expectations and timing related to market entries and expansion, projections of market opportunity and growth, expected growth of Super Group’s customer base, expansion into new markets and development of strategic partnerships, and plans to acquire DGC.

These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities; (ii) the ability to maintain the listing of Super Group’s securities on a national securities exchange; (iii) changes in the competitive and regulated industries in which Super Group operates; (iv) variations in operating performance across competitors; (v) changes in laws and regulations affecting Super Group’s business; (vi) Super Group’s inability to meet or exceed its financial projections; (vii) changes in general economic conditions, including as a result of the COVID-19 pandemic; (viii) changes in domestic and foreign business, market, financial, political and legal conditions; (ix) future global, regional or local economic and market conditions affecting the sports betting and gaming industry; (x) changes in existing laws and regulations, or their interpretation or enforcement, or the regulatory climate with respect to the sports betting and gaming industry; (xi) the ability of Super Group’s customers to deposit funds in order to participate in Super Group’s gaming products; (xii) compliance with regulatory requirements in a particular regulated jurisdiction, or Super Group’s ability to successfully obtain a license or permit applied for in a particular regulated jurisdiction, or maintain, renew or expand existing licenses; (xiii) the technological solutions Super Group has in place to block customers in certain jurisdictions, including jurisdictions where Super Group’s business is illegal, or which are sanctioned by countries in which Super Group operates from accessing its offerings; (xiv) Super Group’s ability to restrict and manage betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; (xv) the ability by Super Group’s key executives, certain employees or other individuals related to the business, including significant shareholders, to obtain the necessary licenses or comply with individual regulatory obligations in certain jurisdictions; (xvi) protection or enforcement of Super Group’s intellectual property rights, the confidentiality of its trade secrets and confidential information, or the costs involved in protecting or enforcing Super Group’s intellectual property rights and confidential information; (xvii) compliance with applicable data protection and privacy laws in Super Group’s collection, storage and use, including sharing and international transfers, of personal data; (xviii) failures, errors, defects or disruptions in Super Group’s information technology and other systems and platforms; (xix) Super Group’s ability to develop new products, services, and solutions, bring them to market in a timely manner, and make enhancements to its platform; (xx) Super Group’s ability to maintain and grow its market share, including its ability to enter new markets and acquire and retain paying customers; (xxi) the success, including win or hold rates, of existing and future online betting and gaming products; (xxii) competition within the broader entertainment industry; (xxiii) Super Group’s reliance on strategic relationships with land based casinos, sports teams, event planners, local licensing partners and advertisers; (xxiv) events or media coverage relating to, or the popularity of, online betting and gaming industry; (xxv) trading, liability management and pricing risk related to Super Group’s participation in the sports betting and gaming industry; (xxvi) accessibility to the services of banks, credit card issuers and payment processing services providers due to the nature of Super Group’s business; (xxvii) the regulatory approvals related to Super Group’s acquisition of DGC; (xxviii) the integration of the DGC business; and (xxix) other risks and uncertainties indicated from time to time for Super Group including those under the heading “Risk Factors” in our Shell Company Report on Form 20-F filed with the SEC on February 2, 2022, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward- looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Super Group does not give any assurance that it will achieve its expectations.

SGHC Limited

Consolidated Statements of Profit or Loss and Other Comprehensive Income

for the years ended December 31, 2021 and December 31, 2020

	2021	2020	%
	€ ‘000s	€ ‘000s	Change
Revenue	1,320,658	908,019	45%
Direct and marketing expenses	(896,494)	(612,689)	46%
Other operating income	8,042	—
General and administration expenses	(149,859)	(114,538)	31%
Depreciation and amortization expense	(83,560)	(55,407)	51%

Profit from operations	198,787	125,385	59%
Finance income	1,312	257	411%
Finance expense	(6,370)	(10,991)	-42%
Gain on derivative contracts	15,830	—
Gain on bargain purchase	16,349	34,995	-53%

Profit before taxation	225,908	149,646	51%
Income tax benefit/(expense)	9,970	(429)	-2424%

Profit for the year attributable to owners of the parent	235,878	149,217	58%
Other comprehensive (loss)/income
Items that may be reclassified subsequently to profit or loss
Foreign currency translation	(816)	(388)	217%

Other comprehensive (loss)/income for the year	(816)	(388)	217%

Total comprehensive income for the year attributable to owners of the parent	235,062	148,829	58%

Weighted average shares outstanding, basic and diluted	55,497,173	54,415,374
Earnings per share, basic and diluted	4.25	2.74

SGHC Limited

Consolidated Statements of Financial Position

as of December 31, 2021 and December 31, 2020

	2021	2020	%
ASSETS	€ ‘000s	€ ‘000s	Change
Non-current assets
Intangible assets	172,954	198,794	-13%
Goodwill	25,023	18,843	33%
Property, plant and equipment	12,498	4,643	169%
Right-of-use assets	14,541	8,956	62%
Deferred tax assets	24,108	13,734	76%
Regulatory deposits	8,594	2,901	196%
Loans receivable	25,516	39,804	-36%
Financial assets	1,686	—

	284,920	287,675	-1%
Current assets
Trade and other receivables	169,252	108,845	55%
Income tax receivables	35,806	3,999	795%
Restricted cash	60,296	12,093	399%
Cash and cash equivalents	293,798	138,540	112%

	559,152	263,477	112%

TOTAL ASSETS	844,072	551,152	53%

LIABILITIES
Non-current liabilities
Lease liabilities	10,896	6,754	61%
Deferred tax liability	9,248	9,211	0%
Interest-bearing loans and borrowings	764	27,001	-97%

	20,908	42,966	-51%
Current liabilities
Lease liabilities	5,353	2,318	131%
Deferred consideration	13,200	2,089	532%
Interest-bearing loans and borrowings	3,008	183,722	-98%

Trade and other payables	147,353	143,309	3%
Customer liabilities	51,959	43,709	19%
Provisions	47,715	45,766	4%
Income tax payables	40,524	16,399	147%

	309,112	437,312	-29%

TOTAL LIABILITIES	330,020	480,278	-31%

EQUITY
Issued capital	269,338	61,222	340%
Foreign exchange reserve	(2,094)	(1,278)	96%
Retained profit	246,808	10,930	2158%

EQUITY	514,052	70,874	625%

TOTAL LIABILITIES AND SHARHOLDERS’ EQUITY	844,072	551,152	53%

SGHC Limited

Consolidated Statements of Cash Flows

for the years ended December 31, 2021 and December 31, 2020

	2021	2020	%
	€ ‘000s	€ ‘000s	Change
Cash flows from operating activities
Profit for the year	235,878	149,217	58%
Add back:
Income tax expense	(9,970)	429
Loss on disposal of assets	2,184	88
Gain on derivative contracts	(15,830)	—
Depreciation of property, plant and equipment	3,155	2,206
Bad debt	2,608	—
Waiver of loans	(2,339)	—
Gain on bargain purchase	(16,349)	(34,995)
Amortization of right-of-use assets	2,841	2,010
Amortization of intangible assets	77,564	51,191
Increase in provisions	3,425	5,200
Finance income	(1,312)	(257)
Finance expense	5,861	10,991
Unrealized foreign currency gain	101	(2,036)
Changes in working capital:
Increase in trade and other receivables	(19,192)	(30,940)
(Decrease)/increase in trade and other payables	(36,970)	8,679
Increase/(decrease) in customer liabilities	6,251	5,304
Change in restricted cash	(7,336)	2,814
Decrease in provisions	(706)	(13,666)

Cash from operating activities	229,864	156,235
Corporation tax rebates received	12,718	—
Corporation tax paid	(32,729)	(4,910)

Net cash flows from operating activities	209,853	151,325	39%
Cash received in interest	981	257
Acquisition of intangible assets	(23,606)	(10,142)
Acquisition of property, plant and equipment	(3,147)	(1,973)
Acquisition of businesses, net of cash acquired	19,813	29,835
Cash used in financial assets	(1,686)	—
Restricted cash guarantee	(40,795)	—
Receipts from loans receivable	37,183	—
Issuance of related party loans receivable	(666)	—
Issuance of loans receivable	(544)	(23,863)
Proceeds from/(cash used) in regulatory deposits	(5,693)	48

Net cash flows from/(used in) from investing activities	(18,160)	(5,838)	211%

Cash flows from/(used in) financing activities
Shares repurchased	(10,731)	—
Proceeds from shares issued net of transaction costs	3,072	6,221
Proceeds from interest-bearing loans and borrowings	—	7,142
Cash paid for deferred consideration	(4,050)	(66,027)
Repayment of interest-bearing loans and borrowings	(24,641)	(15,779)
Repayment of lease liabilities - interest	(532)	(707)
Repayment of lease liabilities - principal	(2,881)	(1,938)
Dividends paid	—	(10,000)

Net cash flows used in financing activities	(39,763)	(81,088)	-51%
Increase in cash and cash equivalents	151,930	64,399
Cash and cash equivalents at beginning of the year	138,540	74,365
Effects of exchange rate fluctuations on cash held	3,328	(224)

Cash and cash equivalents at end of the year	293,798	138,540	112%